Fidelity (logo) Investments®	FMR Corp. 82 Devonshire Street Boston MA 02109-3614 617 563 7000

April 28, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Christian Sandoe

Re:	Fidelity Select Portfolios (the trust):

Air Transportation Portfolio, Automotive Portfolio, Banking Portfolio, Biotechnology Portfolio, Brokerage and Investment Management Portfolio, Business Services and Outsourcing Portfolio, Chemicals Portfolio, Computers Portfolio, Construction and Housing Portfolio, Consumer Industries Portfolio, Cyclical Industries Portfolio, Defense and Aerospace Portfolio, Developing Communications Portfolio, Electronics Portfolio, Energy Portfolio, Energy Service Portfolio, Environmental Portfolio, Financial Services Portfolio, Food and Agriculture Portfolio, Gold Portfolio, Health Care Portfolio, Home Finance Portfolio, Industrial Equipment Portfolio, Industrial Materials Portfolio, Insurance Portfolio, Leisure Portfolio, Medical Delivery Portfolio, Medical Equipment and Systems Portfolio, Money Market Portfolio, Multimedia Portfolio, Natural Gas Portfolio, Natural Resources Portfolio, Networking and Infrastructure Portfolio, Paper and Forest Products Portfolio, Pharmaceuticals Portfolio, Retailing Portfolio, Software and Computer Services Portfolio, Technology Portfolio, Telecommunications Portfolio, Transportation Portfolio, Utilities Growth Portfolio, Wireless Portfolio (the funds)

File Nos. 002-69972 and 811-03114

Dear Mr. Sandoe:

Pursuant to Item 306 of Regulation S-T to the EDGAR rules, we represent that this is a fair and accurate version of the English prospectus for Fidelity Select Portfolios. The funds' English prospectus has been fairly and accurately translated into Spanish, and is available upon request.

\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\\	Very truly yours,
*
Eric D. Roiter
Secretary

* By /s/ Margery K. Neale
 Margery K. Neale, as attorney-in-fact pursuant to a power of attorney dated November 14, 2002 and filed herewith.